UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Position of the Management of the Company

Effective as of September 7, 2026, Aatish V Patel ceased serving as President of XCHG Limited (the “Company”) and was appointed the General Manager of the Company’s wholly-owned U.S. subsidiary, XCharge Energy USA Inc., a Delaware corporation. The reassignment of Mr. Patel reflects the Company’s strategic focus on strengthening and expanding its U.S. operations and the best interests of the Company. Mr. Patel entered into an amendment to certain offer letter agreement with the Company, dated September 4, 2026, which provides for Mr. Patel’s transition as described above.

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292266) and S-8 (Registration No. 333-294184).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: September 8, 2026	By:	/s/ Yifei Hou
Name: Yifei Hou Title: Co-Chief Executive Officer